SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                         The Associated Group, Inc.
                              (Name of Issuer)


               Class B Common Stock, par value $.10 per share
                       (Title of Class of Securities)


                                045651 20 5
                               (CUSIP Number)

                              Myles P. Berkman
         Chairman, Chief Executive Officer, President and Treasurer
                         The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 Copies to:


           Scott G. Bruce, Esq.                     Kent A. Coit, Esq.
        The Associated Group, Inc.            Skadden, Arps, Slate, Meagher
          Three Bala Plaza East                         & Flom LLP
                Suite 502                           One Beacon Street
     Bala Cynwyd, Pennsylvania 19004           Boston, Massachusetts 02108
              (610) 660-4910                          (617) 573-4800



             December 29, 1998, March 4, 1999 and May 28, 1999
          (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP No. 045651 20 5
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Myles P. Berkman
            SS#  ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions) (a) ( ) (b) (X)

     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)

            00 (See Item 3)
     -------------------------------------------------------------------
     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -------------------------------------------------------------------
                               7.  SOLE VOTING POWER (See Item 5)
           NUMBER OF                      -0-
            SHARES             ------------------------------------------
         BENEFICIALLY          8.  SHARED VOTING POWER (See Item 5)
           OWNED BY                     4,104,346
             EACH              -----------------------------------------
           REPORTING           9.  SOLE DISPOSITIVE POWER (See Item 5)
            PERSON                     1,684,630
             WITH              -----------------------------------------
                               10. SHARED DISPOSITIVE POWER (See Item 5)
                                        2,419,716
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

                 4,104,346
     -------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (See Instructions)                               (X)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 21.1%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)
          IN
     -------------------------------------------------------------------



Note: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends a Statement on Schedule 13D dated January 10, 1995 (the "Original Statement"), as amended by Amendment No. 1 thereto dated October 3, 1995 ("Amendment No. 1", and together with the Original Statement, the "Schedule 13D"; the Schedule 13D, as amended by this Amendment No. 2, this "Statement"), filed on behalf of Myles P. Berkman, relating to the Class B Stock (as defined herein). This Amendment No. 2 is being filed to report the Voting Agreement (as defined herein) entered into by Mr. Berkman on May 28, 1999. This Amendment No. 2 also reports Mr. Berkman's acquisition of beneficial ownership of shares of Class B Stock held by the Berkman Limited Partnership (as defined herein), of which Mr. Berkman is the sole general partner, and also reflects the vesting or exercise of certain options to purchase Class B Stock and Mr. Berkman's transfer of shares of Class B Stock to the Berkman Trust (as defined herein), of which Mr. Berkman is the sole trustee. The share amounts set forth in this Amendment No. 2 reflect the two-for-one split of the Class B Stock, effected by a stock dividend paid on October 27, 1997, so that any share amounts relating to an event preceding such stock split reflects such stock split as if such stock split preceded such event.

            Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, this Amendment No. 2 amends, supplements and restates, as of the date set forth on the signature page below, the Schedule 13D.

Item 1.  Security and Issuer.

      The title of the class of equity securities to which this Statement relates is the Class B Common Stock, par value $0.10 per share (together with the preferred stock purchase rights associated therewith, the "Class B Stock"), of The Associated Group, Inc., a Delaware corporation (the "Company"), 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

Item 2.  Identity and Background.

      (a) This Statement is filed on behalf of Myles P. Berkman who is referred to herein as "Mr. Berkman".

      (b) Mr. Berkman's business address is c/o The Associated Group, Inc., 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

      (c) Mr. Berkman is Chairman, Chief Executive Officer, President and Treasurer of the Company.

      (d) and (e) During the last five years Mr. Berkman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

      (f)  Mr. Berkman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

      As of the time immediately prior to the Distribution and the SBC Merger (as such terms are hereinafter defined) on December 15, 1994, Mr. Berkman held options ("ACORN Options") to acquire 50,000 shares of Class A Common Stock ("ACORN Class A Common Stock") of Associated Communications Resources, Inc., a Delaware corporation ("ACORN"), which had been previously granted under the Associated Communications Resources, Inc. 1989 Stock Option Plan (the "ACORN Plan"). In connection with the Distribution and the Merger, all outstanding ACORN Options (except for those held by persons who were not continuing as employees of the Company, which ACORN Options were cashed out), including those held by Mr. Berkman, were "rolled over" (the "Roll-Over") into and became fully vested, immediately exercisable options (the "Roll-Over Options") under the 1994 Plan (as hereinafter defined) to purchase a number of shares of Class B Stock not exceeding (for all Roll-Over Options) 5% of all outstanding shares of common stock of the Company at the time of the Distribution, at an exercise price per share such that the "spread value" of such ACORN Options (and the proportionality between the $2.50 exercise price per share of such ACORN Options and the fair market value of a share of ACORN Class A Common Stock, as determined by the committee of non-employee directors which administered the ACORN Plan) would be maintained in the Roll-Over Options. On January 10, 1995, the exact number of shares of Class B Stock subject to, and the exercise price of, Mr. Berkman's Roll-Over Options were determined to be 278,500 and $.45, respectively, based on the average of the closing prices per share of Class B Stock on the Nasdaq National Market over the ten trading days commencing five trading days after the Distribution Date (as hereinafter defined). Mr. Berkman did not pay any consideration in connection with his receipt of Roll-Over Options. Mr. Berkman intends to exercise Roll-Over Options with respect to 222,800 shares of Class B Stock prior to their scheduled expiration on June 16, 1999.

      The foregoing description of the Roll-Over is qualified in its entirety by reference to the description thereof set forth on pages 38 through 40, inclusive, of the Company's Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994, which pages were filed as Exhibit A to the Original Statement and are incorporated herein by reference. Such Exhibit has been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

      "Distribution" refers to the December 15, 1994 ("Distribution Date") pro rata dividend distribution by Associated Communications Corporation, a Delaware corporation ("ACC"), to the holders of its common stock as of the close of business on December 15, 1994 (the "Record Date"), of shares of common stock of the Company, pursuant to which, among other things, each holder of record of shares of ACC common stock, including Mr. Berkman, received 1/4 share of Class B Stock and 1/4 share of Class A Common Stock, par value $0.10 per share (together with the preferred stock purchase rights associated therewith, the "Class A Stock", and, together with the Class B Stock, "Company Common Stock"), of the Company for each share of ACC common stock held by such holder on the Record Date. Mr. Berkman acquired beneficial ownership of 678,906 shares of Class B Stock pursuant to the Distribution. Mr. Berkman did not pay any consideration in connection with his receipt of shares of Class B Stock pursuant to the Distribution. In connection with and prior to the Distribution, ACORN, which was a direct, wholly owned subsidiary of ACC, merged with and into the Company which was, at that time, a direct, wholly owned subsidiary of ACC known as Associated Communications of Delaware, Inc.

      Immediately after the Distribution on December 15, 1994, SBMS Acquisition Corp. ("SBMS"), a Delaware corporation and an indirect, wholly owned subsidiary of Southwestern Bell Corporation d/b/a SBC Communications Inc., a Delaware corporation ("SBC"), merged with and into ACC (the "SBC Merger") and ACC became an indirect, wholly owned subsidiary of SBC, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of February 23, 1994, among ACC, SBC and SBMS.

      On October 3, 1995, Preliminary Letters Testamentary, and subsequently, on January 3, 1996, Full Letters Testamentary (the "Letters Testamentary") were issued by the Surrogate's Court of New York County, New York, to Mr. Berkman as one of three executors (each an "Executor," and collectively the "Executors") of the estate of his late father, Jack N. Berkman (the "Estate"), which beneficially owned, at the time Amendment No. 1 was filed, 2,560,266 shares of Class B Stock, which amount included options to purchase 27,850 shares of Class B Stock (the "Estate Options"). The three Executors share equally the power to dispose of and vote the shares of Class B Stock beneficially owned by the Estate. In June, 1996, the Executors exercised, on behalf of the Estate, all of the outstanding Estate Options for 27,850 shares of Class B Stock, at an exercise price of $.45 per share which was paid from funds in the Estate. On March 5, 1997, the Executors made a gift, on behalf of the Estate, of 150,000 shares of Class B Stock to Harvard University.

      On July 5, 1995, Mr. Berkman was granted options to purchase 300,000 shares of Class B Stock at an exercise price of $8.25 per share (the "Company Options"). The Company Options, which were granted pursuant to The Associated Group, Inc. Amended and Restated 1994 Stock Option and Incentive Award Plan (the "1994 Plan"), became fully vested and exercisable on July 5, 1996.

      As of the time immediately prior to the Conversion (as hereinafter defined), which was effective as of February 27, 1998, Mr. Berkman held options ("MSI Options") to acquire 20,000 shares of the common stock of Microwave Services, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("MSI"), which had previously been granted under the Microwave Services, Inc. 1996 Stock Incentive Plan (the "MSI Plan"). Effective as of February 27, 1998, all outstanding MSI Options, including those held by Mr. Berkman, were converted into (the "Conversion") options (which options are fully vested and exercisable) under the 1994 Plan (the "Conversion Options") to purchase a number of shares of Class B Stock at an exercise price per share such that the "spread value" of such MSI Options (and the proportionality between the exercise price of such MSI Options and the fair market value of a share of MSI common stock, as determined by the committee of non-employee directors which administered the MSI Plan) would be maintained in the Conversion Options. On February 27, 1998, the exact number of shares of Class B Stock subject to, and the exercise price of, Mr. Berkman's Conversion Options were determined to be 185,000 and $2.69, respectively. Mr. Berkman did not pay any consideration in connection with his receipt of Conversion Options.

      On December 29, 1998, Monroe E. Berkman, the brother of Mr. Berkman, transferred 251,674 shares of Class B Stock to the Monroe E. Berkman Family Limited Partnership (the "Berkman Limited Partnership"). Mr. Berkman was appointed as the sole general partner of the Berkman Limited Partnership with a 1% general partnership interest. Mr. Berkman did not pay any consideration for his 1% general partnership interest in the Berkman Limited Partnership.

      On March 4, 1999 (the "Grant Date"), Mr. Berkman donated 225,000 shares of Class B Stock beneficially owned by him individually to The Myles
P. Berkman 1999 Annuity Trust (the "Berkman Trust"), a private trust of which Mr. Berkman is the sole trustee. Mr. Berkman received no consideration in connection with his donation to the Berkman Trust.

      As an inducement for AT&T Corp., a New York corporation ("AT&T"), and Liberty Media Corporation, a Delaware corporation ("Liberty"), to enter into the Agreement and Plan of Merger, dated as of May 28, 1999, by and among AT&T, Liberty, A-Group Merger Corp., a wholly owned subsidiary of AT&T ("Merger Sub"), and the Company (the "Merger Agreement"), and in consideration thereof, Mr. Berkman, in his individual capacity and in his capacity as Executor, trustee and general partner, entered into the Voting Agreement (described in Item 4 of this Statement and incorporated herein by reference). Except as set forth in the preceding sentence, neither AT&T nor Liberty paid any consideration in connection with entering into the Voting Agreement.

Item 4.  Purpose of the Transaction.

      Reference is made to Item 3 hereof for information regarding the Roll-Over discussed therein, which information is incorporated herein by reference. The purpose of the Roll-Over was to enable the holders of outstanding ACORN Options to retain, through options to acquire Class B Stock, the value of the equity incentive represented by such ACORN Options after consummation of the Distribution and the SBC Merger.

      With respect to the shares of Class B Stock acquired by Mr. Berkman in the Distribution, reference is made to Item 3 hereof for information relating to the Distribution discussed therein, which information is incorporated herein by reference.

      Subject to his obligations regarding the voting of shares of Class B Stock as provided in the Voting Agreement (as defined below), and to the conversion of shares of Class B Stock pursuant to the Merger (as defined below), Mr. Berkman, in his capacity as an Executor, intends to hold the shares of Class B Stock owned by the Estate for investment on behalf of the Estate. In order to satisfy testamentary bequests, taxes and estate administration expenses, and depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Berkman, in his capacity as an Executor, may from time to time, on behalf of the Estate, dispose of some or all of the shares of Class B Stock beneficially owned by the Estate. The purpose of the Estate's gift of 150,000 shares of Class B Stock to Harvard University was to satisfy a testamentary bequest under Jack N. Berkman's will. Additionally, although he has no present intention of doing so, and depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Berkman, in his capacity as an Executor, may from time to time acquire additional shares of Class B Stock on behalf of the Estate. The foregoing is qualified in its entirety by reference to the fact that Mr. Berkman shares equally with the other two Executors the power to dispose of and vote such shares of Class B Stock and may not act alone in the disposition or voting of the shares of Class B Stock beneficially owned by the Estate.

      Reference is made to Item 3 hereof for information regarding the Conversion discussed therein, which information is incorporated herein by reference. The purpose of the Conversion was to provide the holders of outstanding MSI Options with a more liquid form of equity award following the initial public offering in November, 1997, of Teligent, Inc. ("Teligent"), a company originally founded by MSI and which, immediately after consummation of such public offering was 41% owned by MSI. The MSI Plan provided that in the event of certain transactions, including an initial public offering by Teligent, MSI's Board of Directors or the committee which administered the MSI Plan could make such equitable changes or adjustments or take any other action that it deemed necessary or appropriate with respect to the MSI Options.

      Subject to his obligations regarding the voting of shares of Class B Stock as provided in the Voting Agreement (as defined below), and to the conversion of shares of Class B Stock pursuant to the Merger (as defined below), Mr. Berkman, in his capacity as the sole general partner of the Berkman Limited Partnership, intends to hold the shares of Class B Stock owned by the Berkman Limited Partnership for investment on behalf of the Berkman Limited Partnership. Depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Berkman, in his capacity as the sole general partner of the Berkman Limited Partnership, may from time to time, on behalf of the Berkman Limited Partnership, dispose of some or all of the shares of Class B Stock beneficially owned by the Berkman Limited Partnership. Additionally, although he has no present intention of doing so, and depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Berkman, in his capacity as the sole general partner of the Berkman Limited Partnership, may from time to time acquire additional shares of Class B Stock on behalf of the Berkman Limited Partnership.

      Mr. Berkman established the Berkman Trust in furtherance of estate planning objectives. Pursuant to the Berkman Trust, Mr. Berkman, or his wife in the event of Mr. Berkman's death, is entitled to receive payments on each of the first and second anniversary of the Grant Date (such two year period being referred to herein as the "Trust Term") of a specified percentage of the fair market value, as of the Grant Date, of the 225,000 shares of Class B Stock held by the Berkman Trust. The Berkman Trust terminates five years after the expiration of the Trust Term, whereupon the remaining principal of the Berkman Trust is to be paid to Mr. Berkman's daughter, subject to the terms of the Berkman Trust. During the interim period following the Trust Term, Mr. Berkman's daughter is the beneficiary of the Berkman Trust.

      On May 28, 1999, the Company entered into the Merger Agreement providing, upon the terms and subject to the conditions set forth therein, for the acquisition of the Company by means of a merger of the Company and Merger Sub (the "Merger"), with the Company surviving the Merger. At the effective time of the Merger (the "Effective Time"), each share of Class A Common Stock and Class B Common Stock will be converted into AT&T common stock and Class A Liberty Media Group Stock of AT&T. Consummation of the Merger is subject to the approval of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

      On May 28, 1999, Mr. Berkman and certain other stockholders of the Company (the "Stockholders") entered into a voting agreement (the "Voting Agreement") with AT&T and Liberty. The Voting Agreement was entered into by Mr. Berkman as an inducement to AT&T and Liberty to enter into the Merger Agreement and in consideration thereof.

      Pursuant to the Voting Agreement, Mr. Berkman has agreed with Liberty, severally and not jointly with the other Stockholders, to vote all of the shares of Class B Stock that he has the right to vote or direct the voting as of the applicable record date (a) in favor of adoption and approval of the Merger Agreement and the Merger, and (b) against any other merger, consolidation, reorganization, other business combination, or recapitalization involving the Company, for the acquisition of a 25% or greater interest in the equity of the Company, for the acquisition of the right to cast 25% or more of the votes on any matter with respect to the Company, or for the acquisition of more than 25% of the assets of the Company and certain of its subsidiaries, taken as a whole (an "Alternative Proposal").

      In addition, in the Voting Agreement, Mr. Berkman has agreed with Liberty that he will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, a "Transfer"), or agree or contract to Transfer, any shares of Class A Stock (or interest therein) subject to the Voting Agreement with respect to which Mr. Berkman directly or indirectly controls the right to Transfer, except that he may (i) pledge such shares of Class A Stock so long as he retains full voting rights with respect to such pledged shares (even in the event of foreclosure by the pledgee), or (ii) Transfer to any person or entity (including without limitation an estate) who or which shall have agreed in writing with Liberty to be bound by the Voting Agreement. The Voting Agreement imposes no restrictions on the ability of Mr. Berkman to transfer or otherwise dispose of any shares of Class B stock beneficially owned by him.

      The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms, provided, however, that if the Merger Agreement is terminated as a result of (A) the stockholders of the Company failing to approve the Merger Agreement and Merger, or (B) the Company's Board of Directors withdrawing or modifying (in a manner adverse to AT&T or Liberty) its approval or recommendation of the Merger, or approving, recommending or authorizing the Company to enter into, an agreement with respect to an Alternative Proposal, then the Voting Agreement shall terminate upon the earlier of (A) six months after such termination of the Merger Agreement, or (B) the date of payment of any termination fee that may be payable as a result of such termination of the Merger Agreement.

      The foregoing description of the Merger Agreement and the Merger, and the Voting Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, a copy of which, in the case of the Merger Agreement, is incorporated by reference as Exhibit B hereto and, in the case of the Voting Agreement, is attached hereto as Exhibit C, both of which agreements are incorporated herein by reference.

      Although he has no current plans to do so (other than as disclosed in this Statement), from time to time Mr. Berkman may acquire additional shares of Class B Stock (including without limitation through the exercise of options to purchase Class B Stock held by Mr. Berkman as described herein) or dispose of some or all of the shares of Class B Stock beneficially owned by him. As he is a director and executive officer of the Company, Mr. Berkman participates in the formulation, determination and direction of the business policies of the Company which, in the normal course, are continually reviewed and evaluated. Therefore, Mr. Berkman may be deemed to be a "controlling person" of the Company.

      With respect to the Company and except as set forth or incorporated by reference in this Statement, Mr. Berkman currently has no plans or proposals which would relate to or which would result in:

      (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) Mr. Berkman beneficially owns 4,104,346 shares of Class B Stock, representing approximately 21.1% of the total number of shares of Class B Stock outstanding as of May 28, 1999. Such shares of Class B Stock include
(i) 444,456 shares beneficially owned by Mr. Berkman individually, (ii) 225,000 shares held by the Berkman Trust, of which Mr. Berkman is the sole trustee, (iii) fully vested, currently exercisable Roll-Over Options (as described in Item 3 hereof, which description is incorporated herein by reference) to purchase 278,500 shares of Class B Stock, (iv) fully vested, currently exercisable Company Options (as described in Item 3 hereof, which description is incorporated herein by reference) to purchase 300,000 shares of Class B Stock, (v) fully vested, currently exercisable Conversion Options (as described in Item 3 hereof, which description is incorporated herein by reference) to purchase 185,000 shares of Class B Stock, (vi) 251,674 shares held by the Berkman Limited Partnership, of which Mr. Berkman is the sole general partner, (vii) 9,450 shares which Mr. Berkman owns jointly with his wife, Carol E. Berkman, and (viii) 2,410,266 shares beneficially owned by the Estate as to which Mr. Berkman disclaims beneficial ownership. The shares of Class B Stock beneficially owned by Mr. Berkman do not include 1,026 shares of Class B Stock beneficially owned by Mr. Berkman's wife individually and as to which he disclaims beneficial ownership.

      Mr. Berkman disclaims beneficial ownership of any shares of Class B Stock beneficially owned by the two other Executors.

      By virtue of the Voting Agreement, Mr. Berkman may be deemed to have formed a "group" with Liberty, for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. However, Mr. Berkman expressly declares that the filing of this Statement shall not be construed as an admission by him, and Mr. Berkman expressly disclaims, that he has formed or is a member of any such group, and he disclaims beneficial ownership of any shares of Class B Stock that may be beneficially owned or be deemed to be beneficially owned by Liberty or any such group.

      (b) Mr. Berkman has the sole power to vote or to direct the vote, subject to the terms of the Voting Agreement, and sole power to dispose or to direct the disposition, of each of (i) the 1,207,956 shares of Class B Stock beneficially owned by him individually (assuming the exercise of the Roll-Over Options, the Company Options and the Conversion Options held by him), (ii) the 225,000 shares of Class B Stock held by the Berkman Trust and (iii) the 251,674 shares of Class B Stock held by the Berkman Limited Partnership.

            Mr. Berkman shares with his wife the power to vote and to direct the vote and to dispose or to direct the disposition of the 9,450 shares of Class B Stock beneficially owned by Mr. Berkman jointly with his wife, subject to the terms of the Voting Agreement. Mr. Berkman shares with the two other Executors the power to vote and to direct the vote and, subject to the terms of the Voting Agreement, to dispose or to direct the disposition of the 2,410,266 shares of Class B Stock beneficially owned by the Estate.

            By virtue of the Voting Agreement, Mr. Berkman may be deemed to share with Liberty the power to vote or to direct the vote of the shares of Class B Stock beneficially owned by him. However, (i) Liberty is not entitled to any rights as a stockholder of the Company as to any such shares of Class B Stock and (ii) the filing of this Amendment No. 2 should not be construed as an admission that Mr. Berkman, and Mr. Berkman expressly disclaims that he, shares such voting power with Liberty.

      (c) Except for the entering into the Voting Agreement, Mr. Berkman has not effected any transaction in the shares of Class B Stock during the past sixty days.

      (d) With respect to the 9,450 shares of Class B Stock beneficially owned by Mr. Berkman jointly with his wife, as described under Item 5(a) above, Mr. Berkman's wife may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Class B Stock beneficially owned by the Estate, the Estate or the beneficiaries under Mr. Jack N. Berkman's will (which indirectly include Mr. Berkman, his brothers Monroe Berkman and Stephen Berkman and, under certain circumstances, their respective spouses and descendants) may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Class B Stock beneficially owned by the Berkman Limited Partnership, the partners of the Berkman Limited Partnership, including Mr. Berkman, may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to the shares of Class B Stock held by the Berkman Trust, the trust, trustee or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, such shares. With respect to all other shares of Class B Stock beneficially owned by Mr. Berkman, Mr. Berkman is not aware of any other person who may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares.

      (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Reference is made to Items 3 and 4 above for information relating to
(i) the Roll-Over Options, the Company Options and the Conversion Options,
(ii) the Distribution, (iii) the Letters Testamentary and the Estate Options, (iv) the Berkman Limited Partnership, (v) the Berkman Trust and
(vi) the Voting Agreement, which information is incorporated herein by reference. Reference is also made to Item 5(d) above for information relating to Mr. Jack N. Berkman's will, which information is incorporated herein by reference.

      Except as described or incorporated by reference in this Statement, Mr. Berkman does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.


Exhibit A:        Pages 38 through 40, inclusive, of the Company's
                  Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994.(*)

Exhibit B:  Merger Agreement(**)

Exhibit C:  Voting Agreement


--------
(*) This material was filed as Exhibit A to the Original Statement. Such Exhibit has been omitted in this electronic filing pursuant to
      Section 232.102 of Regu lation S-T.

(**) Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1999


                                          /s/ Myles P. Berkman
                                          ------------------------------
                                          Myles P. Berkman





                               EXHIBIT INDEX

Exhibit     Description

A           Pages 38 through 40, inclusive, of the Company's
            Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994.(*)

B           Merger Agreement(**)

C           Voting Agreement


--------
* Incorporated herein by reference to the Original State ment dated January 10, 1995 and filed with the Securi ties and Exchange Commission on January 19, 1995. Such Exhibit has been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

** Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.